1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 10, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC June 2013 Sales Report

Hsinchu, Taiwan, R.O.C. – July 10, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for June 2013: On a consolidated basis, net sales for June 2013 were approximately NT$54.03 billion, an increase of 4.3 percent from May 2013 and an increase of 24.3 percent over June 2012. Revenues for January through June 2013 totaled NT$288.64 billion, an increase of 23.5 percent compared to the same period in 2012.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	June 2013	May 2013	M-o-M Increase (Decrease) %	June 2012	Y-o-Y Increase (Decrease) %	January to June 2013	January to June 2012	Y-o-Y Increase (Decrease) %
Net Sales	54,028	51,788	4.3	43,467	24.3	288,641	233,801	23.5

*	June 2012 and Jan-June 2012 figures are prepared in accordance with TIFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

July 10, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June, 2013.

1. Sales volume (in NT$ thousands)

Period	Items	2013	2012
June	Net sales	54,027,749	43,466,925
Jan.-June	Net sales	288,641,316	233,801,162

2. Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Development*	14,615,517	1,723,160

*	The borrowers are TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	191,532,817	44,952,000

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	23,153,842	—
	Mark to Market Profit/Loss	—	(126,171)	—
	Unrealized Profit/Loss	—	(160,476)	1,755
Expired Contracts	Notional Amount	—	130,660,908	47,025,295
	Realized Profit/Loss	—	(47,953)	(12,020)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	2,962,668	—
	Mark to Market Profit/Loss	—	9,607	—
	Unrealized Profit/Loss	—	12,050	—
Expired Contracts	Notional Amount	—	7,286,376	—
	Realized Profit/Loss	—	35,929	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	534,830	1,200,176
	Mark to Market Profit/Loss	—	(1,367)	1,427
	Unrealized Profit/Loss	—	(998)	2,143
Expired Contracts	Notional Amount	—	3,055,393	6,599,955
	Realized Profit/Loss	—	16,717	1,005
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	0	0
	Mark to Market Profit/Loss	—	0	0
	Unrealized Profit/Loss	—	231	33
Expired Contracts	Notional Amount	—	1,437,226	1,833,098
	Realized Profit/Loss	—	5,068	4,225
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	0	—
	Mark to Market Profit/Loss	—	0	—
	Unrealized Profit/Loss	—	0	—
Expired Contracts	Notional Amount	—	222,682	—
	Realized Profit/Loss	—	(234)	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	14,624,775	—
	Mark to Market Profit/Loss	—	(1,813,291)	—
	Unrealized Profit/Loss	—	(1,793,384)	—
Expired Contracts	Notional Amount	—	0	—
	Realized Profit/Loss	—	0	—
Equity price linked product (Y/N)		—	Y	—